THE OLLO GROUP INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
The Ollo Group Inc.
Torrance, California

We have reviewed the accompanying financial statements of The Ollo Group Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 27, 2023
Los Angeles, California

THE OLLO GROUP INC
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	9,371	$	559
Inventory		36,529		60,207
Prepaids and Other Current Assets		10,280		-
Total Current Assets		**56,180**		**60,765**
Property and Equipment, net		10,214		17,024
Deferred Tax Assets		48,103		-
Total Assets	**$**	**114,497**	**$**	**77,789**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Loans and Notes	$	25,831	$	648
Shareholder Loan		1,715		59,607
Other Current Liabilities		2,161		951
Total Current Liabilities		**29,708**		**61,207**
Promissory Notes and Loans		14,316		10,352
Total Liabilities		**44,024**		**71,559**
STOCKHOLDERS EQUITY				
Voting Common Stock		90		90
Non-Voting Common Stock		3		3
Equity issuance costs		(19,445)		(19,445)
Additional Paid in Capital		185,462		179,845
Retained Earnings/(Accumulated Deficit)		(95,638)		(154,263)
Total Stockholders' Equity		**70,473**		**6,231**
Total Liabilities and Stockholders' Equity	**$**	**114,497**	**$**	**77,789**

See accompanying notes to financial statements.

THE OLLO GROUP INC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 168,581	$ 48,325
Cost of Goods Sold	44,644	17,793
Gross profit	123,937	30,532
Operating expenses		
General and Administrative	108,839	95,368
Sales and Marketing	2,973	34,950
Total operating expenses	111,812	130,318
Operating Income/(Loss)	12,125	(99,786)
Interest Expense	1,603	388
Other Loss/(Income)	-	(18,071)
Income/(Loss) before provision for income taxes	10,522	(82,103)
Provision/(Benefit) for income taxes	(48,103)	-
Net Income/(Net Loss)	**$ 58,625**	**$ (82,103)**

See accompanying notes to financial statements.

THE OLLO GROUP INC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Class A Voting Common Stock		Class B Non-Voting Common Stock		Equity	Additional Paid In	Retained earnings/	Total Shareholder
(in , $US)	**Shares**	**Amount**	**Shares**	**Amount**	**Issuance**	**Capital**	**(Accumulated Deficit)**	**Equity**
Balance—December 31, 2020	**900,000**	**$ 90**	**11,025**	**$ 1**	**$ (15,369)**	**$ 109,412**	**$ (72,159)**	**$ 21,974**
Issuance of Stock	-	$ -	22,550	$ 2	(4,076)	63,231		59,157
Capital Contribution						7,202		7,202
Net income/(loss)							(82,103)	(82,103)
Balance—December 31, 2021	900,000	90	33,575	3	(19,445)	179,844.58	$ (154,263)	**$ 6,231**
Issuance of Stock	-	-	-	-		5,617		5,617
Net income/(loss)							58,625	58,625
Balance—December 31, 2022	**900,000**	**$ 90**	**33,575**	**$ 3**	**$ (19,445)**	**$ 185,462**	**$ (95,638)**	**$ 70,473**

See accompanying notes to financial statements.

THE OLLO GROUP INC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	58,625	$	(82,103)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		6,810		3,512
Changes in operating assets and liabilities:				
Inventory		23,678		(53,802)
Prepaids and Other Current Assets		(10,280)		-
CrowdFunding receivable		-		34,236
Other Current Liabilities		1,210		426
Deferred Tax Assets		(48,103)		-
Net cash provided/(used) by operating activities		**31,939**		**(97,731)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(20,536)
Net cash provided/(used) in investing activities		**-**		**(20,536)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		5,617		66,359
Shareholder Loans		(57,892)		59,607
Promissory Notes and Loans, net		29,147		(9,385)
Net cash provided/(used) by financing activities		**(23,128)**		**116,582**
Change in Cash		8,812		(1,685)
Cash—beginning of year		559		2,244
Cash—end of year	**$**	**9,371**	**$**	**559**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				-
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

The Ollo Group Inc. was originally formed as The Ollo Group LLC on June 19, 2012 in the state of California. On May 21, 2020, the Company converted from The Ollo Group LLC to The Ollo Group Inc., a Delaware C Corporation. The financial statements of The Ollo Group Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Torrance, California.

The Ollo Group Inc manufactures footwear and apparel for the movement sports market. We specialize in the design and creation of footwear and apparel for parkour, free running and ninja warrior training. As the first mover brand in this segment and by deeply involving and supporting the community of movement sports athletes, we have gained a loyal following and are widely recognized as the leading footwear option in the parkour and free running community.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined by the first-in, and first-out method (FIFO).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Production Molds	7-10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Ollo Group Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the sale of its footwear products.

Cost of sales

Costs of goods sold include the cost of products sold and logistics – shipping in.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $2,973 and $34,950, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 27, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	36,529	60,207
Total Inventory	**$ 36,529**	**$ 60,207**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2022		2021
Amazon Clearing		1,830		-
Other Current Assets		8,450		-
Total Prepaid and Other Current Asset	**$**	**10,280**	**$**	**-**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022		2021
Amazon Clearing		2,103		913
Tax Payable		58		38
Total Other Current Liabilities	**$**	**2,161**	**$**	**951**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,		2022		2021
Production Molds	$	21,280	$	21,280
Property and Equipment, at Cost		**21,280**		**21,280**
Accumulated depreciation		(11,066)		(4,256)
Property and Equipment, Net	**$**	**10,214**	**$**	**17,024**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $6,810 and $3,512, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Corporation is authorized to issue One Million Three Hundred (1,300,000) shares of Common Stock, consisting of: (i) One Million (1,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Three Hundred Thousand (300,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share.

As of December 31, 2022 and December 31, 2021, 900,000 shares of Class A Voting Common Stock were issued and outstanding and 33,575 shares of Class B Non-Voting Common Stock were issued and outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Loan Fee	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note- LENDISTRY	$ 12,000	7.88%		9/29/2022	9/30/2024	$ 241	$ 241	$ 6,485	$ 4,018	$ 10,745	$ -	$ -	$ -	$ -	$ -
SBA EIDL Loan	$ 11,000	3.75%		4/20/2020	4/20/2050	$ 1,113	$ 1,113	$ 648	$ 10,298	$ 12,059	$ 388	$ 938	$ 648	$ 10,352	$ 11,938
Kabbage Funding- Loan Agreement	$ 11,500	17.94%		11/17/2022	11/17/2023	$ 249	$ 249	$ 11,788	$ -	$ 12,036	$ -	$ -	$ -	$ -	$ -
Paypal Working Capital- Loan	$ 9,000		$ 1,101	9/27/2022	9/27/2023	$ -	$ -	$ 6,910	$ -	$ 6,910	$ -	$ -	$ -	$ -	$ -
Total						**$ 1,603**	**$ 1,603**	**$ 25,831**	**$ 14,316**	**$ 41,750**	**$ 388**	**$ 938**	**$ 648**	**$ 10,352**	**$ 11,938**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 25,831
2024	4,666
2025	648
2026	648
2027	648
Thereafter	7,706
Total	**$ 40,147**

Owner Loans

During the past period, the company borrowed money from the owner Chip Howes. The details of the loans from the owners are as follows:

				For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Chip Howes	$ 59,607	0.00%	No set maturity	$ 1,715		$ 1,715	$ 59,607		$ 59,607
Total				$ 1,715	$ -	$ 1,715	$ 59,607	$ -	$ 59,607

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	December 31, 202	December 31, 2021
Current:		
Federal, state, and local	$ -	$ -
Total Tax Expense/(Benefit)	$ -	$ -
Deferred		
Federal, state, and local	$ 3,140	$ (29,710)
Total Deferred Tax Expense/(Benefit)	$ 3,140	$ (29,710)
Valuation Allowance	(3,140)	29,710
Net Tax Provision	$ -	$ -

Deferred tax assets (liabilities) comprised the following:

	December 31, 202	December 31, 2021
Net Operating Loss	$ 48,103	$ 51,243
Valuation Allowance	$ (48,103)	$ (51,243)
Net Deferred Tax Assets	**$ -**	**$ -**

The cumulative NOLs are 161,202 as of December 31, 2022.

9. RELATED PARTY

During the past period, the company borrowed money from the founder and the major shareholder Chip Howes. The loan bears no interest rate and has no defined maturity date. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $1,715 and $59,607, respectively.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 27, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.